                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 6-K
                        REPORT OF FOREIGN PRIVATE ISSUER
                     PURSUANT TO RULE 13a-16 OR 15D-16 UNDER
                       THE SECURITIES EXCHANGE ACT OF 1934

                         For the month of February, 2003
                         Commission File Number: 1-13368
                                      POSCO
                 (Translation of registrant's name into English)

       POSCO Center, 892 Daechi 4-dong, Kangnam-gu, Seoul, Korea, 135-777
                    (Address of principal executive office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

       Form 20-F [X]                            Form 40-F [ ]


[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

          Yes [ ]                                 No [X]


[If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_______________.]

POSCO is furnishing under cover of Form 6-K:

Exhibit 99.1: An English-language translation of documents with respect to notice of convocation of The 35th Annual General Meeting of Shareholders.

                                                                    EXHIBIT 99.1

                                 TO SHAREHOLDERS
                    NOTICE OF CONVOCATION OF THE 35TH ANNUAL
                        GENERAL MEETING OF SHARESHOLDERS

We hereby notify you that the 35th Annual General Meeting of Shareholders will be held as follows in accordance with Article 21 of the Article of Incorporation.

[We call your attention to the fact that the figures appearing in this material relate only to POSCO, and are not consolidated with those of its subsidiaries. The consolidated figures for the fiscal period ended December 31, 2002 will be available in early April.]

1. DATE: MARCH 14TH, 2003   9:00 (AM)

2. PLACE: ART HALL OF POSCO CENTER(4F/L, WEST WING)
          LOCATED AT 892 DAECHI-4DONG, GANGNAM-GU, SEOUL, 135-777, KOREA

3. AGENDA

  AGENDUM 1 : APPROVAL OF BALANCE SHEET, INCOME STATEMENT, AND APPROPRIATION OF
                  RETAINED EARNINGS FOR THE 35TH FISCAL YEAR :
                   (FROM JANUARY 1, 2002 TO DECEMBER 31, 2002)

     [Description of the proposal]

     Pursuant to the Article 449 of the Korean Commercial Code and the Article 54 of the Articles of Incorporation, we request that Annual General Meeting of Shareholders approve the Balance Sheet, Income Statement and Statement of Appropriation of Retained Earnings for the 35th fiscal year (from January 1, 2002 to December 31, 2002)

                                 BALANCE SHEETS
                        AS OF DECEMBER 31, 2002 AND 2001


                                                                                         (UNIT: KOREAN WON)

DESCRIPTION                                         2002                 2001                 CHANGES
-----------                                   -----------------    -----------------      ---------------
(ASSET)
I. Current Assets                             3,750,170,203,271    3,560,773,437,982      189,396,765,289
  1. Quick Assets                             2,479,241,464,696    2,191,303,017,259      287,938,447,437
  2. Inventories                              1,270,928,738,575    1,369,470,420,723      -98,541,682,148

II. Non-current Assets                       13,494,315,673,480   14,054,756,827,209     -560,441,153,729
  1. Investments                              3,891,471,217,842    4,609,647,232,188     -718,176,014,346
  2. Tangible Assets                          9,271,700,903,236    9,118,588,535,200      153,112,368,036
  3. Intangible Assets                          331,143,552,402      326,521,059,821        4,622,492,581

        TOTAL ASSETS                         17,244,485,876,751   17,615,530,265,191     -371,044,388,440

(LIABILITIES)
I. Current Liabilities                        2,742,489,644,751    2,252,545,373,677      489,944,271,074
II. Long-term Liabilities                     3,180,415,941,771    5,166,491,723,734   -1,986,075,781,963

        TOTAL LIABILITIES                     5,922,905,586,522    7,419,037,097,411   -1,496,131,510,889

(STOCKHOLDER'S EQUITY)
I. Capital Stock                                482,403,125,000      482,403,125,000                    0
II. Capital Surplus                           3,685,952,521,333    3,673,621,381,260       12,331,140,073
III. Retained Earnings                        8,238,018,346,382    6,986,938,501,351    1,251,079,845,031
IV. Capital Adjustments                      -1,084,793,702,486     -946,469,839,831     -138,323,862,655

        TOTAL STOCKHOLDER'S EQUITY           11,321,580,290,229   10,196,493,167,780    1,125,087,122,449

TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY   17,244,485,876,751   17,615,530,265,191     -371,044,388,440

                                INCOME STATEMENTS
                 FOR THE YEARS ENDED DECEMBER 31, 2002 AND 2001


                                                                                            (UNIT: KOREAN WON)
DESCRIPTION                                        2002                  2001                    CHANGES
-----------                                ------------------     ------------------        ---------------
I. SALES                                   11,728,595,032,319     11,086,118,855,893        642,476,176,426
II. COST OF SALES                           9,131,658,332,213      8,988,666,067,978        142,992,264,235
III. GROSS PROFIT                           2,596,936,700,106      2,097,452,787,915        499,483,912,191
IV. SELLING AND ADMINISTRATIVE EXPENSES       763,451,389,089        667,995,375,884         95,456,013,205
V. OPERATING INCOME                         1,833,485,311,017      1,429,457,412,031        404,027,898,986
VI. NON-OPERATING INCOME                      441,116,552,041        516,967,613,679        -75,851,061,638
VII. NON-OPERATION EXPENSES                   809,157,911,014        831,453,677,609        -22,295,766,595
VIII. ORDINARY INCOME                       1,465,443,952,044      1,114,971,348,101        350,472,603,943
IX. EXTRAORDINARY GAINS                                     0                      0                      0
X. EXTRAORDINARY LOSSES                                     0                      0                      0
XI.INCOME BEFORE INCOME TAXES               1,465,443,952,044      1,114,971,348,101        350,472,603,943
XII.INCOME TAX EXPENSE                        364,118,526,438        295,652,071,308         68,466,455,130
XII.NET INCOME                              1,101,325,425,606        819,319,276,793        282,006,148,813
  (Ordinary income per share)                         (13,442)               (10,043)                 3,399
  (Earning per share)                                 (13,442)               (10,043)                 3,399

            STATEMENT OF APPROPRIATION OF RETAINED EARNINGS FOR THE
                          YEAR ENDED DECEMBER 31 2002


                                                                                                                (UNIT: KOREAN WON)
DESCRIPTION                                                                     2002                                    NOTE
-----------                                                  --------------------------------------------       -------------------
I. RETAINED EARNINGS BEFORE APPROPRIATIONS                                              1,566,842,674,215
  1. Unappropriated retained earnings
     carried over from prior year                               70,547,272,184
  2. Reversal of reserve for repairs                           717,510,259,315
  3. Retirement of treasury stock                             -281,698,345,390
  4. Interim dividends                                         -40,841,937,500
  5. Net income                                              1,101,325,425,606

II. TRANSFER FROM VOLUNTARY RESERVES
AND OTHERS                                                                                158,200,000,000
  1. Reserve for research and development                      130,000,000,000
  2. Reserve for foreign investment loss                        28,200,000,000
                                                             -----------------          -----------------

        TOTAL                                                                           1,725,042,674,215

III. APPROPRIATIONS OF RETAINED EARNINGS                                                1,656,737,112,700
  1. Legal reserve                                                           0
  2. Reserve for research and development                      250,000,000,000
  3. Dividends                                                 245,215,557,000
    a. Cash dividends                                          245,215,557,000                                  o. The dividend
      - dividend rate as % par value (60%)                                                                         amount is 3,000
                                                                                                                   wons per stock.
  4. Reserve for business expansion                          1,137,000,000,000
  5. Reserve for dividends                                      24,521,555,700
                                                             -----------------          -----------------

IV. UNAPPROPRIATED RETAINED EARNINGS TO BE
CARRIED OVER FORWARD TO SUBSEQUENT YEAR                                                    68,305,561,515
                                                                                        =================

AGENDUM 2: PARTIAL AMENDMENTS TO THE ARTICLES OF INCORPORATION

     [DESCRIPTION OF THE PROPOSAL]

     Pursuant to Article 433 of the Korean Commercial Code and Article 25 of the Articles of Incorporation, we request that Annual General Meeting of Shareholders approve the Partial Amendments to the Articles of Incorporation

               AMENDMENTS OF ARTICLES OF INCORPORATION (PROPOSAL)

                 CURRENT PROVISIONS                                                         PROPOSED AMENDMENTS
------------------------------------------------------------          ------------------------------------------------------------
     ARTICLE 48. CONSTITUTION AND APPOINTMENT OF MEMBERS OF                ARTICLE 48. CONSTITUTION AND APPOINTMENT OF MEMBERS OF
AUDIT COMMITTEE                                                       AUDIT COMMITTEE

     (1) The Audit Committee of the Company shall consist of          (1) The Audit Committee of the Company shall consist of
three (3) or more Directors. Two-thirds of the members shall          three (3) or more Directors. ALL of the members shall be
be elected from the outside Directors.                                elected from the outside Directors.

     (2) When appointing a member of the Audit Committee,             (2) (Same as the current provision)
who is outside Director, at the General Meeting of
Shareholders, a shareholder holding more than 3% of the
Company's issued and outstanding shares shall not be
entitled to exercise his voting rights for that excess
portion.

     (3) When appointing a member of the Audit Committee,             (3) (Deleted)
who is not outside Director, at the General Meeting of
Shareholders, a shareholder holding more than 3% of the
Company's issued and outstanding shares shall not be
entitled to exercise his voting rights for that excess
portion under any relevant laws.

     (4) In the event that the number of outside Directors            (3) In the event that the number of THE AUDIT COMMITTEE does
or other member of the Audit Committee does not satisfy the           not satisfy the requirement referred to in Paragraph (1) due
requirement referred to in Paragraph (1) due to the death or          to the death or resignation of members or any other reasons,
resignation of members or any other reasons, the members              the members shall be elected to fill the vacancy at the
shall be elected to fill the vacancy at the General Meeting           General Meeting of Shareholders to be held first after such
of Shareholders to be held first after such cause so as for           cause so as for the number of members to satisfy the
the number of members to satisfy the requirement referred to          requirement referred to in Paragraph (1).
in Paragraph (1).

     (5) The chairman of the Audit Committee shall be                 (4) The chairman of the Audit Committee shall be elected BY
elected among outside Directors by a resolution of the Audit          A RESOLUTION OF THE AUDIT COMMITTEE.
Committee.
------------------------------------------------------------          ------------------------------------------------------------
ARTICLE 49. RECOMMENDATION OF, AND QUALIFICATION FOR
CANDIDATE FOR MEMBERS OF THE AUDIT COMMITTEE

A candidate for members of the Audit Committee, who are not           (DELETED)
the outside Directors, shall be recommended by the Board of
Directors through the Director Candidate Recommendation and
Evaluation Committee, who examines the qualifications of
such candidate. The candidate must have sufficient
professional knowledge or experiences in management,
economy, financing, accounting, law or steel and related
technology, etc. and also have the qualifications as
provided for in the relevant laws and regulations.

------------------------------------------------------------          ------------------------------------------------------------
ARTICLE 50. ~ ARTICLE 58.                                             ARTICLE 49. ~ ARTICLE 57.
------------------------------------------------------------          ------------------------------------------------------------
                                                                      ADDENDA (2003.3.14)

                                                                      Article 1. (Enforcement of the Amended Articles of
                                                                      Incorporation)

                                                                      The amended Articles of Incorporation shall be effective
                                                                      from the date on which they are approved by the resolution at the Ordinary General Meeting of Shareholders for the 35th
                                                                      fiscal year.
------------------------------------------------------------          ------------------------------------------------------------


AGENDUM 3 : ELECTION OF DIRECTORS

     [DESCRIPTION OF THE PROPOSAL]

     Pursuant to Article 382 of the Korean Commercial Code and Article 28 of the Articles of Incorporation, I request that Ordinary General Meeting of Shareholders appoint Directors of the Company

     - Directors whose term expire at the 35th Ordinary General Meeting of Shareholders : 3 Directors (1 Outside Director, 2 Standing Directors)

     - Candidates of Director


     NAME            DATE OF BIRTH            BRIEF PERSONAL HISTORY         TRANSACTION WITH    RELATIONSHIP
                     -------------                                            COMPANY FOR THE     WITH MAJOR
                      RECOMMENDER                                             LATEST 3 YEARS      SHAREHOLDER
--------------   -------------------    ----------------------------------   ----------------    -------------
Yoo,                                    o POSCO Chairman                      Granted Stock       Director
Sang-Boo               MAR 4, 1942                                            Option Right by
                                                                              100,000 in 2001
                         Board
                      of Director

Choi,                 JUN 11, 1944      o POSCO Executive Vice President      Granted Stock       None
Kwang-Woong                                                                   Option Right by
                                                                              12,000 in 2001
                       Board
                    of Director

Kim,                  JAN 20, 1941      o SK Vice-Chairman                         None           None
Han-Kyoung
                 Director Candidate
                 Recommendation
                 Committee

AGENDUM  4 : ELECTION OF MEMBERS OF AUDIT COMMITTEE

     [Description of the proposal]

     Pursuant to Article 382 of the Korean Commercial Code, Paragraph 17 of
     Article 191 of the Securities and Exchange Act and Article 28 of the Articles of Incorporation, we request that Ordinary General Meeting of Shareholders appoint Members of Audit Committee of the Company

     - Members of Audit Committee whose term expires at the 35th Ordinary General Meeting of Shareholders : 2 Outside Directors

     - Candidates of Outside Director who are Members of Audit Committee


       NAME            DATE OF BIRTH               BRIEF PERSONAL HISTORY                TRANSACTION WITH     RELATIONSHIP
                       -------------                                                     COMPANY FOR THE       WITH MAJOR
                        RECOMMENDER                                                       LATEST 3 YEARS      SHAREHOLDER
-----------------   ------------------   --------------------------------------          ----------------     ------------
Kim,E.Han           May 27, 1946         o Chair Professor at the University of                 None             None
                                           Michigan
                                         o Outsider Director for Hana Bank
                    Director Candidate
                    Recommendation
                    Committee

Yoo, Hyun-Shik      Dec 6, 1940          o Samsung General Chemicals                            None             None
                                           CEO and Representative Director
                    Director Candidate
                    Recommendation
                    Committee

AGENDUM 5: APPROVAL OF THE CEILING AMOUNT OF TOTAL REMUNERATION FOR THE DIRECTORS FOR THE 2003 FISCAL YEAR

     [DESCRIPTION OF THE PROPOSAL]

     Pursuant to Article 388 of the Korean Commercial Code and Article 36 of the Articles of Incorporation, I request that Ordinary General Meeting of Shareholders determine the ceiling amount of total remuneration for the Directors for the 36th fiscal year (from January 1, 2003 to December 31,
     2003) as follows :

     "THE CEILING AMOUNT OF TOTAL REMUNERATION FOR THE DIRECTORS FOR THE 2003 FISCAL YEAR SHALL BE 3.5 BILLION KOREAN WON"

     o Actual amount of remuneration paid to 15 directors in the 2002 fiscal year : 2.8 billion Korean Won (Approved ceiling : 3.15 billion Korean
          Won)

     o    Total number of Directors for the 2003 fiscal year will be 15 as for
          2002

                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                       POSCO
                                       (Registrant)

Date February 18, 2003                 By /s/ Lee Dong-Hee
                                          ----------------------------
                                          (Signature)*
                                          Name: Lee Dong-Hee
                                          Title: General Manager of Finance
                                                 Management Department